Confidential Treatment Requested by Veralto Corporation
Pursuant to 17 C.F.R. § 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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May 26, 2023
CONFIDENTIAL SUBMISSION VIA EDGAR
Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Abby Adams
Jeanne Baker
Conlon Danberg
Christie Wong

Re:	Veralto Corporation
Confidential Submission of Draft Registration Statement on Form 10
Submitted March 31, 2023
CIK No. 0001967680
Ladies and Gentlemen:
On behalf of Veralto Corporation (the “Company”), a wholly owned subsidiary of Danaher Corporation (“Danaher”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Draft Registration Statement on Form 10 (the “Registration Statement”) set forth in your comment letter dated May 1, 2023 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. The Company has revised the Registration Statement and is confidentially submitting draft Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to the Commission concurrently herewith.

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
May 26, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the information statement included in Amendment No. 1.
Draft Registration Statement on Form 10
Exhibit 99.1 – Information Statement
Questions and Answers About the Separation and Distribution, page i
1.We note from page iv that that IRS private letter ruling, the tax opinion, and approval of Veralto’s common stock for listing on the NYSE are waivable conditions, and that if Danaher elects to proceed with the separation despite waiving one or more conditions, Danaher will then determine what disclosure and other actions are appropriate. Revise to specify what steps Danaher will take if it waives any of these conditions of the separation.
Response: We respectfully advise the Staff that if the Board of Directors of Danaher determines to waive one or more conditions to the distribution prior to the effectiveness of the Registration Statement, the Company will file a pre-effective amendment to the Registration Statement to include disclosure of such waiver in the information statement included therein. In the event that Danaher determines to waive one or more conditions to the distribution after the effectiveness of the Registration Statement, Danaher has informed the Company that it would issue a press release publicly announcing any such decision. Disclosure to the effect set forth in the preceding sentence has been included on pages (iv) and 153 of the information statement.
Information Statement Summary
Our Company, page 1
2.We refer to your statement in the last paragraph on page 1 that “[the Veralto Enterprise System] is a set of tools at the core of [y]our operating model centered on improving commercial execution, product innovation, operations, and talent acquisition and management.” Please provide a more detailed description of the Veralto Enterprise System and the Danaher Business System here or elsewhere in the Information Statement. In addition, please clarify to whom you refer when you state that “Veralto’s management” were “integral in the development of [DBS].”
Response: In response to the Staff’s comment, additional disclosure regarding the Danaher Business System and Veralto Enterprise System, and Veralto management’s role in the development of the Danaher Business System has been included on pages 1, 58 and 78 of the information statement.

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
May 26, 2023

3.We note your statement in the first full paragraph on page 3 and elsewhere in the Information Statement that you estimate that “80% of the top global consumer packaged goods (“CPG”) and pharmaceutical brands use PQI’s solutions.” Please expand on this statement to explain what constitutes a top global brand in these industries.
Response: In response to the Staff’s comment, additional disclosure has been included on pages 3, 80 and 85 of the information statement to clarify that the top global brands referenced consist of a majority of the top 25 consumer packaged goods brands and a majority of the top 20 pharmaceutical brands based on 2022 revenues.
4.We note your statement that you “define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia Pacific (with the exception of Japan, Australia and New Zealand).” Please clarify if high-growth markets constitute a subset of the world’s developing countries or if it includes all markets outside of developed countries in which you do business. Revise to indicate the geographic areas of the “other developed markets.”
Response: In response to the Staff’s comment, additional disclosure clarifying the definitions of high-growth markets and other developed markets has been included on pages 3, 80, F-16 and F-46 of the information statement.
Our Business Strategy, page 8
5.We refer to your statement that you “intend to re-invest the substantial free cash flow [you] expect from [y]our operations toward organic growth initiatives and acquisitions...” We note from pages vii and 10 that the company has not yet determined its dividend policy, and will incur debt to finance the separation. Clarify here, in your “Growth Through Acquisitions,” and in other pertinent sections of the registration statement, the potential impact any dividend or debt payments could have on the amount of free cash flows available for re-investment in such areas.
Response: In response to the Staff’s comment, additional disclosure addressing the impact of any dividend or debt payments on free cash flows available for re-investment has been included on pages 8, 73 and 91 of the information statement.
The Separation and Distribution
Reasons for the Separation, page 9
6.Revise to clarify what consideration, if any, the Danaher Board gave to the potential indebtedness Veralto would undertake as a result of separation as a potentially negative factor in evaluating its decision. Revise the conclusion of this section to clarify for whom the Board determined the potential benefits of the separation outweighed the negative factors.

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
May 26, 2023

Response: In response to the Staff’s comment, additional disclosure regarding the Danaher Board’s consideration of Veralto’s indebtedness has been included on pages 11 and 149 of the information statement.
Risks Associated with Our Business and the Separation or Distribution
Risks Related to the Separation and Veralto’s Relationship with Danaher, page 11
7.We note the potential conflicts of interest of Veralto’s executive officers and directors due to equity interests in Danaher and the potential to serve on the Danaher board. Identify the members of Veralto’s board and management who will continue to hold positions at Danaher.
Response: In response to the Staff’s comment, additional disclosure identifying members of Veralto’s board expected to continue to hold Danaher positions has been included on pages 12 and 36 of the information statement. No members of Veralto's management are expected to continue to hold Danaher positions following the separation.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Performance and Outlook, page 55
8.Please revise your disclosures to discuss your historical GAAP sales with equal or greater prominence than core sales. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Updated December 13, 2022.
Response: In response to the Staff’s comment, additional disclosure discussing historical GAAP sales with equal or greater prominence as core sales has been included on page 59 of the information statement.
Comprehensive Income, page 66
9.Please identify the specific foreign currencies that materially impacted your reported foreign currency translation adjustments in each period and discuss the factors that lead to these material adjustments in each period presented.
Response: In response to the Staff’s comment, additional disclosure regarding the foreign currencies and factors that lead to material foreign currency translation adjustments has been included on page 72 of the information statement.
Business
Our Company, page 71
10.We refer to the chart on page 75 illustrating the positioning of your primary brands across the water value chain. Please revise this graphic so that it is clear which brands are engaged in which of the activities listed. For example, the second and third rows

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
May 26, 2023

labeled “Water/Wastewater Treatment” and “Industrial Water Treatment” extend across to the column labeled “Water Discharge; however, the logos for Trojan Technologies and ChemTreat do not appear in that column. Please make similar clarifications to the value chain graphic on page 77, which includes six stages in the value chain and only five products, one of which is not identified.
Response: In response to the Staff’s comment, the graphics on pages 82 and 85 of the information statement have been revised.
Intellectual Property, page 86
11.With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.
Response: We respectfully advise the Staff that, as disclosed on page [93-94] of the information statement, the Company does not believe that any single patent (or related group of patents) is material to any segment of the Company’s business or to the Company’s businesses as a whole, and accordingly the Company does not believe that additional information about the patents would be material to an investor’s understanding of the Company. In addition, the Staff is advised that the Company is not aware of any currently pending third-party claims or challenges that would be expected to materially affect the Company’s intellectual property rights. Disclosure to this effect has been added on pages 93-94 of the information statement.
Regulatory Matters
Environmental Laws and Regulations, page 88
12.We note the cross-reference to disclosure in Note 12 to the Combined Financial Statements for this discussion. Please revise to provide a more comprehensive summary of the material applicable environmental laws and regulations.
Response: In response to the Staff’s comment, additional disclosure regarding the material applicable environmental laws and regulations has been included on pages 96-97 of the information statement.
Properties, page 90
13.Please file the material leases as exhibits to the registration statement, including the lease for the corporate headquarters. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.
Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company does not believe that any lease agreement for an individual facility, including the expected lease for the corporate headquarters, is required to be filed as an exhibit to

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
May 26, 2023

the Registration Statement because no lease agreement will constitute a “material contract” or a “material lease” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The Staff is further supplementally advised that Veralto expects that no individual leased property will house more than 2% of the Company’s total workforce or will account for more than 1% of the Company’s operating expenses, and the loss of any leased facility is not expected to be material to the Company’s business or results of operations. Furthermore, the Company is confident that if it were to lose access to any of its leased facilities, it would be able to readily find adequate replacement space on similar or more favorable commercial terms and without causing material disruption to the business. The Company will continue to evaluate any new leases for materiality and, if the Company enters into a lease agreement it deems material, the Company will file a copy of the lease as an exhibit as required under Item 601(b)(10)(ii)(D) of Regulation S-K.
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Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
May 26, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-7886 or thomas.greenberg@skadden.com.

Very truly yours,

/s/ Thomas Greenberg

Thomas Greenberg

cc:	James O’Reilly
Vice President, Deputy General Counsel and Secretary
Danaher Corporation